UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12B-25

Commission File Number  0-18945

NOTIFICATION OF LATE FILING

(Check One):[ X]Form 10-K[ ]Form 11-K[ ] Form 20-F[ ] Form 10-Q[ ]Form N-SAR

For Period Ended:  April 30, 2012

[ ]Transition Report on Form 10-K       [ ]Transition  Report  on Form  10-Q

[ ]Transition Report on Form 20-F       [ ]Transition  Report on  Form  N-SAR

[ ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing  in this form shall be construed to imply that the Commission  has verified any information contained herein.

     If the notification  relates  to  a  portion  of the filing checked above, identify the Item(s) to which the notification relates:

PART I.  REGISTRANT INFORMATION

Full name of registrant:     Goliath Film and Media Holdings

Former name if applicable:

Address of principal executive office (Street and number):640 S. San Vicente, 5th Floor

City, State and Zip Code: Los Angeles, California 90048

PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without  unreasonable  effort  or expense  and  the  registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ X ](a)The  reasons described in reasonable detail in Part III  of  this  form   could not be eliminated without unreasonable effort or expense;

[ X ](b)The subject  annual  report,  semi-annual  report, transition report on  Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the  prescribed  due  date; or the  subject  quarterly  report  or  transition  report on Form 10-Q, or portion  thereof  will  be  filed  on or before the fifth  calendar  day following the prescribed due date; and

[   ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c)  has been attached if applicable.

PART III.  NARRATIVE

     State below in reasonable detail the reasons  why  Form  10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not  be filed within the prescribed time period.  (Attach extra sheets if needed.)

      The Registrant is  unable  to  file its  Annual Report on  Form 10-K on a timely basis because the Registrant is accounting for the operations of the acquired entity, Goliath Film and Media International.

PART IV.  OTHER INFORMATION

     (1)Name  and  telephone  number  of  person  to  contact in regard to this

Notification

                John Ballard                (303)                 885-5501

                    (Name)             (Area code)        (Telephone number)

     (2)Have all other periodic reports required under  Section  13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of  1940  during  the preceding 12 months or for such shorter period  that  the registrant was required  to  file  such report(s) been filed?  If the answer is no, identify report(s).

                                                     [ X]Yes [  ]No

     (3)Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X ]Yes[ ]No

     If so:  attach an explanation of the anticipated  change, both narratively and  quantitatively, and, if appropriate, state the reasons  why  a  reasonable estimate of the results cannot be made.

The Registrant anticipates a loss from operations of approximately $150,000 for the fiscal year.

                         GOLIATH FILM AND MEDIA HOLDINGS

               (Name of registrant as specified in charter)

Has caused  this  notification  to  be  signed on its behalf by the undersigned thereunto duly authorized.

Date:   July 26, 2012               By:  /s/ John Ballard

                                     ________________________________

                                     Name:  John Ballard

                                     Title:   Chief Financial Officer